Julia Aryeh Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4043 Main 212.407.4000 Fax 212.407.4990 jaryeh@loeb.com

December 7, 2023

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Energy and Transportation
100 F Street, N.E.
Washington, DC 20549

Re:	Revelstone Capital Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-4 Filed November 21, 2023 File No. 333-274049

Attention: Jenifer Gallagher, Robert Babula, Michael Purcell and Laura Nicholson

On behalf of our client, Revelstone Capital Acquisition Corp., a Delaware company (“Revelstone” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 3 to Registration Statement on Form S-4 (the “S-4”) filed on November 21, 2023 contained in the Staff’s letter dated December 6, 2023 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment No. 4 to the S-4 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 3 to Registration Statement on Form S-4

Risk Factors, page 37

1. We note your disclosure on page 184 that, assuming the closing of the Business Combination, existing working capital, further advances and debt instruments, and anticipated cash flow are not currently expected to be adequate to fund operations over the next 12 months at planned operating levels. We also note your disclosure that you expect the need for additional capital and renegotiation, extension or refinancing of existing debt to fund operations over the next 12 months. Please revise your risk factor titled “There is substantial doubt about Set Jet’s ability to continue as a going concern. Set Jet may need additional financing to execute its business plan, to fund its operations and to continue as a going concern” to include this information.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 46.

Certain Set Jet Projected Financial Information, page 104

2. We note that you have removed from this section disclosures regarding Adjusted EBITDA (Loss). Please tell us why you removed such disclosure. As part of your response, please tell us whether the information regarding historical and projected Adjusted EBITDA (Loss) was used or relied upon by the Revelstone board of directors in determining to approve the business combination, or by the fairness advisor in making the fairness determination.

Response: The Company removed the information on Adjusted EBITDA (Loss) primarily based on discussions with investors and prospective analysts that the measure was not particularly relevant to prior or ongoing analysis of Set Jet. The adjustments that had been made to net loss included pre-operating costs that were added back to net loss, which did not have a material historical impact on Adjusted EBITDA (Loss) and very limited future impact on Adjusted EBITDA (Loss).

As discussed in our response letter dated October 23, 2023, future computations of those portions of pre-operating costs that are unusual and those that are generally ongoing or recurring may require allocations and judgment. As previously stated, future pre-operating costs are mostly expected to be generally ongoing or recurring, making the measure immaterial or irrelevant to any analysis.

Accordingly, management no longer believes, after these discussions, as stated in Amendment No. 2 to the S-4, that “Adjusted EBITDA (Loss) provides relevant and useful information that is widely used by analysts, investors and competitors in the Company’s industry to assess performance.” The Company is also seeing limited use by competitors of such a measure.

Since Set Jet does not intend to report Adjusted EBITDA (Loss) in future quarterly or annual reports or earnings releases, the Company has elected to remove disclosures regarding Adjusted EBITDA (Loss) from the proxy statement/prospectus.

The financial advisor, Marshall Stevens, confirmed that information regarding the projected (but not historical) Adjusted EBITDA (Loss) measure was used in making their fairness determination, but the difference in the Adjusted EBITDA (Loss) and how the financial information is presented does not have a material impact on their analysis, and falls within the range of their financial parameters. The Revelstone board of directors has confirmed that this is their understanding.

Certain Set Jet Relationships and Related Party Transactions, page 186

3. We note your response to prior comment 6 that although Set Jet has entered into aircraft charter agreements with other parties, none of these parties fall within the definition of “related person” under Item 404 of Regulation S-K. Please provide the disclosure set forth in Item 404 of Regulation S-K with respect to the aircraft charter agreement between Set Jet and Maine Aviation Aircraft Charter, LLC referenced in the select services agreement filed as Exhibit 10.41, or provide your analysis as to why such disclosure is not required. In that regard, we note that Item 404 requires disclosure with respect to certain transactions in which any related person had or will have a direct or indirect material interest.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 185-186 and II-7.

In addition, in response to the Staff’s oral comment regarding the risk factor for purposes of the Investment Company Act of 1940, we have updated the risk factor. Please refer to page 66, “If we were deemed to be an investment company for purposes of the Investment Company Act of 1940, as amended (the “Investment Company Act”), we may be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. To avoid that result, we may determine, in our discretion, to liquidate the securities held in the trust account and instead hold all funds in the trust account in an interest bearing bank demand deposit account, which may earn less interest than we otherwise would have if the trust account had remained invested in U.S. government securities or money market funds.”

Finally, in response to the Staff’s oral comments regarding the agreements attached as Exhibits 10.41, 10.42 and 10.43, the Company has filed such agreements without redactions except as permitted under Item 601(a)(6) of Regulation S-K.

Please contact Alex Weniger-Araujo at (212) 407-4063 or myself at (212) 407-4043 with any questions.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel

cc: Alex Weniger-Araujo

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